UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

China Ceramics Co. Ltd. (the “Company” or “CCCL”) is filing this Report on Form 6-K in compliance with and reliance upon the SEC Order under Section 36 of the Securities Exchange Act of 1934, as amended, granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules thereunder (SEC Release No. 34-88318/March 4, 2020) (the “Relief Order”). Set forth below are, among other things, the Company’s (i) operational and 2019 audit related updates, (ii) the reasons for the delays in the completion of its 2019 audit and filing of the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”), and (iii) estimated filing dates of the Annual Report.

On March 24, 2020 China Ceramics Co. Ltd. (the “Company” or “CCCL”) provided the following updates on the impact of the coronavirus (COVID-19) outbreak in China on the Company, its operations and filing of the Annual Report.

Operational updates

The Company primarily conducts its mainland China business operations in two cities: Jinjiang City, Fujian Province, and Gao’An City, Jiangxi Province. This business is conducted through the Company two subsidiaries: Jinjiang Hengda Ceramics Co., Ltd. and Jiangxi Hengdali Ceramic Materials Co., Ltd. Following the COVID-19 outbreak in China, both companies were required by the local authorities to cease their operations in February 2020; the respective operations gradually resumed beginning on March 1, 2020.

•         Jinjiang Hengda Ceramics Co., Ltd. (Jinjiang City, Fujian Province) – there is a total of 280 employees at this location; no employee has been affected by the virus. The local government maintains daily control and monitoring of traffic to Fujian province from more severely affected provinces. In general, business entities in Jinjiang province resumed their operations, with some restrictions on operations of commercial banks and municipal entities.

•         Jiangxi Hengdali Ceramic Materials Co. Ltd. (Gao’An City, Jiangxi Province) – there is a total 190 employees at this location; no employee has been affected by the virus. As a general matter, the municipal authorities require travel registration, routine self-checks for elevated body temperature and other symptoms and periodic reporting to such authorities.

In addition to the foregoing:

•         Most of the branches of Fujian and Jianxi commercial banks where the Company maintains bank accounts have not fully resumed their operation or otherwise have refused to perform bank confirmations in fear of contacting contaminated items.

•         Cities and municipalities where the Company’s key customers and suppliers operate maintain monitoring and compulsory quarantine policies adopted during the outbreak; a number of the Company’s key customers and suppliers are unable provide confirmations on time.

•         The express delivery companies have not fully resumed their operations in most of the cities. The delivery periods have significantly extended as compared with those prior to the outbreak due to shortage of active staff. Additional disinfection and sterilization requirements are in place to prevent the potential virus transmission through courier packages.

2019 Audit related updates

The principle office of the Company’s auditors is located in Hong Kong Special Administrative Region of PRC (“HKSAR”). In order to prevent the COVID-19 disease outbreak in HKSAR, the government of HKSAR announced that (i) beginning on February 4, 2020, individuals, including Hong Kong residents, travelling between Hong Kong and the Mainland or between Hong Kong and other places will have to use control points at the Hong Kong International Airport, Shenzhen Bay and the Hong Kong-Zhuhai-Macao Bridge, and closed other land and water ports between mainland and HKSAR, and (ii) beginning on February 8, 2020, the Department of Health of the HKSAR issued quarantine orders to all people entering Hong Kong from the Mainland, including Hong Kong residents, Mainland residents and visitors from other places. People concerned are required to stay at home or another accommodation to complete a fourteen-day compulsory quarantine. The Chief Executive of the government of the HKSAR under section 8 of the Prevention and Control of Disease Ordinance (Cap. 599) enacted the Compulsory Quarantine of Certain Persons Arriving at Hong Kong Regulation (“the Regulation”) to enforce the quarantine measure describe in item (ii) above. The Regulation expires at midnight on May 7, 2020. These measures had or will have adverse impacts on the timeliness to the Company’s annual audit, i.e., adversely affect the auditors’ overall on-site audit schedules as well as the timeliness of express delivery service of documents (such as audit confirmations) between mainland and HKSAR.

As a standard audit procedure, the auditors are required to control the confirmation procedures to ensure the effectiveness of this audit procedure, i.e. to issue confirmations to bank, customers and suppliers directly, and required the counterparties to mail back the confirmations directly to the auditors’ office. However, in light of the limited operation of the commercial banks and other business entities (especially small and medium sized entities), and the extended processing period of the express delivery service during the outbreak and subsequent recovery periods, the issuing time and related response period of audit confirmations is expected to be delayed. The recovery rate of the audit confirmations distributed (especially for those to customers and suppliers) is also expected to be lower than in previous years, as a result, additional alternative procedures would be required, such measures would also in return delay the overall audit process.

Additional Risk Factor

The Company may incur significant delays and/or expenses relating to the COVID-19 (coronavirus) outbreak in China and beyond

Beginning in late 2019, there have been reports of the COVID-19 (coronavirus) outbreak originating in China, prompting government-imposed quarantines, closures of certain travel and businesses. Following this outbreak, in February 2020, the Company temporarily shut down its operations in Jinjiang City, Fujian Province, and Gao’An City, Jiangxi Province, as mandated by the local authorities. In March 2020, the Company gradually resumed its operations in these cities and continues to operate such production facilities. It is presently unknown whether and to what extent the Company’s supply chains may be affected if the pandemic persists for an extended period of time. The Company may incur significant delays or expenses relating to such events outside of its control, which could have a material adverse impact on its business, operating results and financial condition.

Estimated Audit Completion and Annual Report Filing Dates

The Company’s 2019 audit schedule has been revised to reflect the foregoing developments. As of the date of this filing, the Company expects to file the Annual Report no later than 45 days after April 30, 2020.

Special Note Concerning Forward Looking Statements

This filing contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, including, among others, the Company’s estimates relating to the completion of the 2019 audit and filing of the 2019 Annual Report, its ability to sustain its operations without disruptions or delays, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. You should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: March 24, 2020